UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01 Entry into a Material Definitive Agreement

On November 12, 2021, ReTo Eco-Solutions, Inc.’s (the “Company) subsidiaries, Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) and REIT Holdings (China) Limited (“REIT Holdings”) (Beijing REIT and REIT Holdings, together, the “Sellers”) entered into a sale and purchase agreement (the “Agreement”) with Zhixin Group (Hong Kong) Co., Ltd. (“Zhixin Group”) and Xiamen Zhixin Building Materials Co., Ltd. (“Xiamen Zhixin”) (Zhixin Group and Xiamen Zhixin, together, the “Buyers”), pursuant to which the Sellers agreed to sell to the Buyers 100% equity interest in REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) in exchange for a total consideration of RMB 60,000,000 (approximately $9,400,000), payable in cash. REIT Changjiang is a China limited company, which is 84.32% owned by Beijing REIT and 15.68% owned by REIT Holdings. Zhixin Group and Xiamen Zhixin are both subsidiaries of Zhixin Group Holding Limited, a public company listed on Hong Kong Stock Exchange.

Pursuant to the Agreement, Xiamen Zhixin will acquire approximately 84.317% of the equity interests in REIT Changjiang, at a consideration of RMB 50,590,200 (approximately $7,920,000) and Zhixin Group will acquire 15.683% of the equity interests in REIT Changjiang at a consideration of RMB 9,409,800 (approximately $1,480,000).

The total consideration was arrived at after arm’s length negotiations between the Sellers and the Buyers and will be carried out in four tranches. The first payment of RMB10,000,000 from Xiamen Zhixin to Beijing REIT will occur within 5 days of certain conditions, such as obtaining approval of the acquisition from the board or shareholders of Zhixin Group Holding Limited (“Conditions Precedent Fulfillment Date”), are met; the second payment of RMB 20,000,000 will be made from Xiamen Zhixin to Beijing REIT within 5 days of completion of all necessary industrial and commercial change registration or filing in respect of the acquisition by REIT Changjiang; the third payment of RMB15,000,000 from Xiamen Zhixin to Beijing REIT shall occur within 90 days after the Conditions Precedent Fulfillment Date; the fourth payment of RMB5,590,200 made by Zhixin Xiamen to Beijing REIT and RMB 9,409,800 made by Zhixin Group to REIT Holdings within 180 days after the Conditions Precedent Fulfillment Date. Upon completion of the purchase, RETI Changjiang will become an indirect wholly-owned subsidiary of Zhixin Group Holding Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2021	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer and Director